SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

               Commission File No. 0000-29155

(Check One):(X) Form 10-KSB  ( ) Form 11-K  ( ) Form 10
( ) Form N-SAR

      For Period Ended:  December 31, 2000

       ( ) Transition Report on Form 10-K
       ( ) Transition Report on Form 20-K
       ( ) Transition Report on Form 11-K
       ( ) Transition Report on Form 10-Q
       ( ) Transition Report on Form N-SAR
     For the Period Ended:

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            -----------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

        PART I - REGISTRANT INFORMATION

VINEX WINES, INC.,
------------------------------------
Full Name of Registrant

Peppercorn Industrial Corporation
-------------------------------------
Former Name if Applicable


117 East 57th Street, Suite 44B
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Address of Principal Executive Office
(Street and Number)


New York        New York   10022
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City           State       Zip Code



      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a) The  reasons  described  in  reasonable  detail in
part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report of on the Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

        PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-KSB, 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra sheets if Needed)

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the Company's independent accountant was unable to timely complete the documentation due to the Company's recent acquisition of a Canadian company. Because the Canadian company had been unable to timely provide documents and assistance to its accountants, the Company's consolidated financial information for the time period covered by the Form 10-KSB report has not yet been completed.

        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael K. Graye       212             751-5363
-----------------     -------       -----------------
(Name)              (Area Code)    (Telephone Number)

(2) Have all other  periodic  reports  required under
Section 13 or 15(d) of the Securities  Exchange Act of 1934
or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                              Yes_X_       No ___

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              Yes ___      No _X_

         If so, attach an explanation of the anticipated change, both narratively and quantitavely, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     VINEX WINES, INC.
                  ------------------------
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 28, 2001        By:   /s/MICHAEL K. GRAYE
                                  --------------------
                                   Michael K. Graye,
                                   President